UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEW FRONTIER MEDIA, INC.

(Name of Subject Company (Issuer))

FLYNT BROADCAST, INC.

(Offeror)

LFP BROADCASTING, LLC

(Parent of Offeror)

L.F.P., INC.

(Other Person)

LARRY FLYNT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Michael H. Klein

President

LFP Broadcasting, LLC

8484 Wilshire Blvd.

Suite 900

Beverly Hills, California 90211

(323) 651-5400

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles F. Hertlein, Jr.

Dinsmore & Shohl LLP

255 East Fifth Street

Suite 1900

Cincinnati, Ohio 45202

(513) 977-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$32,857,307	$4,481.74

(1)

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 16,264,213 outstanding shares of common stock, par value $0.0001 per share, of New Frontier Media, Inc. (“New Frontier”) multiplied by the offer price of $2.02 per share and (ii) 10,725 shares of New Frontier common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $2.02 per share minus (y) the weighted average exercise price for such options of $1.6846 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the tender offer by Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“LFP Broadcasting”), a wholly-owned subsidiary of L.F.P., Inc., a California corporation that is controlled by Larry Flynt, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 (the “Shares”), of New Frontier Media, Inc., a Colorado corporation (“New Frontier”), at a price of $2.02 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), plus one contingent payment right per Share which represents the contingent right to receive an additional cash payment based upon the amount of New Frontier’s available cash at the time this Offer expires (up to a maximum amount of $.06 per Share) (a “CPR”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 midnight, New York City time, on Tuesday, November 27, 2012 (the end of the day Tuesday), unless the Offer is extended or earlier terminated.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Capitalized terms used and not otherwise defined in this Schedule TO shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name and address of the subject company and the issuer of the securities to which this Schedule TO relates is New Frontier Media, Inc., a Colorado corporation with its principal office located at 6000 Spine Road, Suite 100, Boulder, Colorado, 80301. New Frontier’s telephone number at such corporate headquarters is (303) 444-0900.

(b) This Schedule TO relates to the outstanding shares of New Frontier’s common stock, par value $0.0001 per share. According to New Frontier, as of October 25, 2012, there were 16,264,213 Shares outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) This Schedule TO is filed by LFP Broadcasting and Merger Sub. The information regarding LFP Broadcasting and Merger Sub set forth in Section 9—“Certain Information Concerning Merger Sub and LFP Broadcasting” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Merger Sub and LFP Broadcasting” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Section 8—“Certain Information Concerning New Frontier”, Section 9—“Certain Information

Concerning Merger Sub and LFP Broadcasting”, Section 10—“Background of the Offer; Contacts or Negotiations with New Frontier” and Section 11 “Purpose of the Offer and Plans for New Frontier; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”, Section 11—“Purpose of the Offer and Plans for New Frontier; Summary of the Merger Agreement and Certain Other Agreements” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) The information set forth in Section 9—“Certain Information Concerning Merger Sub and LFP Broadcasting”, Section 11—“Purpose of the Offer and Plans for New Frontier; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Merger Sub and LFP Broadcasting” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10—“Background of the Offer; Contacts or Negotiations with New Frontier” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 10—“Background of the Offer; Contacts or Negotiations with New Frontier”, Section 11—“Purpose of the Offer and Plans for New Frontier; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Merger Sub and LFP Broadcasting” of the Offer to Purchase is incorporated herein by reference.

(a)(2-3, 5) The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“ Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 29, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, published October 29, 2012 in Investor’s Business Daily.

(a)(5)(A)

Press Release, dated October 15, 2012, issued by New Frontier (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by LFP Broadcasting with the Securities and Exchange Commission on October 15, 2012).

(a)(5)(B)	Joint Press Release of the Company and Parent, dated October 29, 2012, announcing the commencement of the Offer.

(d)(1)

Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).

(d)(2)	Deposit Escrow Agreement dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier.

(d)(3)

Guarantee, dated as of October 15, 2012, by and among New Frontier and L.F.P., Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).

(d)(4)	Confidentiality Agreement, dated May 9, 2012, by and between New Frontier and Flynt Management Group, LLC.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2012

LFP BROADCASTING, LLC

By:	/s/Michael H. Klein
Name:	Michael H. Klein
Title:	President

FLYNT BROADCAST, INC.

By:	/s/Michael H. Klein
Name:	Michael H. Klein
Title:	President

L.F.P., INC.

By:	/s/Michael H. Klein
Name:	Michael H. Klein
Title:	President

/s/Larry Flynt
Larry Flynt

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 29, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, published October 29, 2012 in Investor’s Business Daily.

(a)(5)(A)

Press Release, dated October 15, 2012, issued by New Frontier (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by LFP Broadcasting with the Securities and Exchange Commission on October 15, 2012).

(a)(5)(B)	Joint Press Release of the Company and Parent, dated October 29, 2012, announcing the commencement of the Offer.

(d)(1)

Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).

(d)(2)	Deposit Escrow Agreement dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier.

(d)(3)

Guarantee, dated as of October 15, 2012, by and among New Frontier and L.F.P., Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).

(d)(4)	Confidentiality Agreement, dated May 9, 2012, by and between New Frontier and Flynt Management Group, LLC.